Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

March 29, 2019

Re:	Legion M Entertainment, Inc.
Offering Statement on Form 1-A
File No. 024-10877

Dear Ms. Parker:

On behalf of Legion M Entertainment, Inc. (the “Company”), I hereby request re-qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on March 29, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Paul Scanlan

Paul Scanlan

CEO

Legion M Entertainment, Inc.